Obalon Therapeutics, Inc.
5421 Avenida Encinas, Suite F
Carlsbad, CA 92008
February 27, 2020
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Paul Fischer

Re:	Obalon Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-236327
Dear Mr. Fischer:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Obalon Therapeutics, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:30 p.m. Eastern Standard Time on February 28, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling B. Shayne Kennedy at (714) 755-8181.

Thank you for your assistance in this matter.
[Signature Page Follows]

Very truly yours,
OBALON THERAPEUTICS, INC., a
Delaware corporation

By:    /s/ William Plovanic
Name:    William Plovanic
Title:    President and Chief Executive Officer
cc:    B. Shayne Kennedy, Latham & Watkins LLP